                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 3) (1)

                    THE PEREGRINE REAL ESTATE TRUST
                           (Name of Issuer)

                 COMMON SHARES OF BENEFICIAL INTEREST
                    (Title of Class of Securities)

                               713662013
                            (CUSIP Number)



                     Michael E. Cahill, Esq.
               Managing Director & General Counsel
                       The TCW Group, Inc.
              865 South Figueroa Street, Ste. 1800
                      Los Angeles, CA 90017
                         (213) 244-0000

                           James Evert
                     Assistant General Counsel
          The Prudential Insurance Company of America, Inc.
                Four Embarcadero Center, Suite 2700
                  San Francisco, California 94111

                           Kenneth Liang
               Managing Director and General Counsel
                  Oaktree Capital Management, LLC
                 550 South Hope Street, 22nd Floor
                      Los Angeles, CA 90071
                         (213) 614-0900
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 11, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [     ].

Check the following box if a fee is being paid with this statement  [     ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
[FN]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE TCW GROUP, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [X]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS(1)
             N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             NEVADA




                                      7     SOLE VOTING POWER
                                            1,094,469

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                            0

 BENEFICIALLY OWNED                   9     SOLE DISPOSITIVE POWER
 BY REPORTING PERSON WITH                   1,094,469

                                      10    SHARED DISPOSITIVE POWER
                                            0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               1,094,469

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES(1)
                                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14   TYPE OF REPORTING PERSON(1)
               HC, CO

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             ROBERT A. DAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                  (a) [X]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS(1)
             N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                              [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION




                                      7     SOLE VOTING POWER
                                              1,094,469
NUMBER OF SHARES                      8     SHARED VOTING POWER
                                              0
BENEFICIALLY OWNED
BY REPORTING PERSON WITH              9     SOLE DISPOSITIVE POWER
                                              1,094,469

                                     10     SHARED DISPOSITIVE POWER
                                              0




11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               1,094,469

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14    TYPE OF REPORTING PERSON(1)
               IN, HC

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TRUST COMPANY OF THE WEST

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [X]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                       7     SOLE VOTING POWER
                                                 339,285
 NUMBER OF SHARES

                                       8     SHARED VOTING POWER
                                                    0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH              9     SOLE DISPOSITIVE POWER
                                                 339,285

                                      10     SHARED DISPOSITIVE POWER
                                                    0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             339,285

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.0%

14    TYPE OF REPORTING PERSON(1)
               CO

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW ASSET MANAGEMENT COMPANY

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [X]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA






                                      7     SOLE VOTING POWER
                                               755,184
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               755,184

                                     10     SHARED DISPOSITIVE POWER
                                                     0




11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               755,184

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES(1)
                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14  TYPE OF REPORTING PERSON(1)
               CO, IA

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [X]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS(1)
             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               755,184
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               755,184

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               755,184

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                              [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14    TYPE OF REPORTING PERSON(1)
               PN, IA

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS FUND IV

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [X]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A


 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               317,396
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               317,396

                                      10     SHARED DISPOSITIVE POWER
                                                     0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             317,396

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.5%

14    TYPE OF REPORTING PERSON(1)
               PN

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS PLUS FUND

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [X]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS(1)
             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA




                                      7     SOLE VOTING POWER
                                               339,286
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               339,286

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               339,286

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.9%

14    TYPE OF REPORTING PERSON(1)
               PN

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           TCW SPECIAL CREDITS TRUST IV

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) [X]   (b) [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS(1)
             N/A

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               273,617

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               273,617

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               273,617

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.6%

14   TYPE OF REPORTING PERSON
               PN

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS TRUST IVA

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [X]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                                65,668
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                                65,668

                                     10     SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               65,668

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES                     [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.3%

14    TYPE OF REPORTING PERSON
               PN

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OAKTREE CAPITAL MANAGEMENT, LLC

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  /X/
                                                           (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                         / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                     784,200
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                              0

                               9  SOLE DISPOSITIVE POWER
                                                        784,200

                              10  SHARED DISPOSITIVE POWER
                                                              0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       784,200

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                          16.1%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIION

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
                                                            (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                          / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                         258,786
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                                  0

                               9  SOLE DISPOSITIVE POWER
                                                            258,786

                              10  SHARED DISPOSITIVE POWER
                                                                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            258,786

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               5.3%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
                                                            (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                          / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                         446,994
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                                  0

                               9  SOLE DISPOSITIVE POWER
                                                            446,994

                              10  SHARED DISPOSITIVE POWER
                                                                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            446,994

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               9.2%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [X]   (b) [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS(1)
             N/A

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW JERSEY


                                      7     SOLE VOTING POWER
                                                 682,539
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                       0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                                 682,539

                                     10     SHARED DISPOSITIVE POWER
                                                       0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               682,539

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               14.0%

14   TYPE OF REPORTING PERSON
               BD, IC, IA

ITEM 1.  SECURITY AND ISSUER.

      The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed on behalf of

      (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)  Robert Day, an individual;

      (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

      (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

      (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner
           ("Special Credits");

      (6) Two California limited partnerships, TCW Special Credits Fund IV ("Fund IV") and TCW Special Credits Plus Fund (the "Plus Fund") (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

      (7) Two California collective investment trusts, TCW Special Credits Trust IV ("Trust IV") and TCW Special Credits Trust IVA ("Trust IVA") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

      (8) The Prudential Insurance Company of America, a New Jersey corporation ("PIC");

      (9) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), general partner of the Real Estate Fund A and the Real Estate Fund B;

     (10) OCM Real Estate Opportunities Fund A, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund A"); and

     (11) OCM Real Estate Opportunities Fund B, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund B" and together with Real Estate Fund A, the "Oaktree Entities").

      TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trust. TAMCO is an investment advisor and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

      Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

      Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account (the "Special Credits Account") which invests in securities similar to those in which the Special Credits Entities invest.

      Oaktree is the general partner of the Real Estate Fund A and the Real Estate Fund B. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The Real Estate Fund A and the Real Estate Fund B are investment partnerships which invest in mortgages, real estate-related securities and fee interests in real estate. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Oaktree Entities invest. The address of the principal business and principal office for the Oaktree Entities is 550 South Hope Street, Suite 2200, Los Angeles, California 90071.

      PIC is a New Jersey corporation. PIC is an insurance company. The address of PIC is Prudential Plaza, Newark, New Jersey 07102.

      (a)-(c) & (f)

      (i) The executive officers of PIC are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------

Arthur F. Ryan                       Chairman of the Board, Chief
                                     Executive Officer and
                                     President

E. Michael Caulfield                 Chief Executive Officer,
                                     Prudential Investments

Michelle S. Darling                  Executive Vice President,
                                     Human Resources

Mark B. Grier                        Chief Financial Officer

Rodger A. Lawson                     Executive Vice President,
                                     Marketing and Planning

John V. Scicutella                   Executive Vice President,
                                     Operations and Systems

Robert Golden                        Chief Executive Officer, Individual
                                     Insurance Group


     Schedule I attached hereto and incorporated herein sets forth with respect to each director of PIC his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (ii) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:



Executive Officers
------------------
Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Vice Chairman of the Board
Marc I. Stern                         President
Alvin R. Albe, Jr.                    Executive Vice President,
                                      Finance & Administration
Thomas E. Larkin, Jr.                 Executive Vice President &
                                      Group Managing Director
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary

      Schedule II attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

    (iii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:



Executive Officers & Directors
------------------------------

Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Director & Vice Chairman
Thomas E. Larkin, Jr.                 Director & President
Alvin R. Albe, Jr.                    Director & Executive Vice
                                      President, Finance &
                                      Administration
Marc I. Stern                         Director, Executive Vice
                                      President & Managing Director
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer &
                                      Assistant
                                      Secretary


     (iv) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of American unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day                         Chairman of the Board & Chief
                                      Executive Officer
Thomas E. Larkin, Jr.                 Director & Vice Chairman of
                                      the Board
Marc I. Stern                         Director & Vice Chairman of the
                                      Board
Alvin R. Albe, Jr.                    Director, Executive Vice
                                      President, Finance &
                                      Administration
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary


      (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

      TAMCO is the Managing General Partner.  See information in paragraph
(iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

      (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

     (vi) The members and executive officers of Oaktree, the general partner of the Real Estate Fund A and the Real Estate Fund B, and the investment manager of the Oaktree Account are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Real Estate Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.


Executive Officers and Members
------------------------------
Howard S. Marks                Chairman and Principal
Bruce A. Karsh                 President and Principal
Sheldon M. Stone               Principal
David Richard Masson           Principal
Larry W. Keele                 Principal
Stephen A. Kaplan              Principal
Russel S. Bernard              Principal
David Kirchheimer              Managing Director and Chief Financial and
                               Administrative Officer
Kenneth Liang                  Managing Director and General Counsel

Portfolio Managers
-------------------------
Russel S. Bernard              Principal
Bruce A. Karsh                 President and Principal


      (d)-(e)

      During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Special Credits Account, Oaktree, the Real Estate Fund A, the Real Estate Fund B, the Oaktree Account, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      During the last five years, neither PIC nor, to the best of the knowledge of PIC, any of the executive officers or directors of PIC, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 11, 1997, Real Estate Fund A, Real Estate Fund B and the Oaktree Account acquired, respectively, 225,031, 388,690 and 68,191 shares of the Issuer's Common Stock, along with 8.5% Senior Secured Notes and Convertible Preferred Stock of the Issuer. The aggregate consideration attributable to Common Stock in the transaction was $.01

On September 26, 1997, Real Estate Fund A, Real Estate Fund B and the Oaktree Account acquired, respectively, 33,755, 58,304 and 10,229 shares of the Issuer's Common Stock, along with 8.5% Senior Secured Notes and Convertible Preferred Stock of the Issuer. The aggregate consideration attributable to Common Stock in the transaction was $.01.

ITEM 4.    PURPOSE OF TRANSACTION.

The Issuer's Convertible Preferred Stock cannot convert to Common Stock of the Issuer within the next 60 days.

a) Representatives of the TCW Related Entities and PIC have conferred with other creditors and shareholders of the Issuer, and have had discussions with the management and the Board of Trustees of the Issuer concerning alternatives available to the Issuer to enhance the value of the Issuer and its assets, including, among other things, the restructuring of the Issuer, the sale of individual assets of the Issuer, the refinancing of the Issuer's obligations, or the sale of the Issuer through the sale of all or substantially all of the assets of the Issuer to, or the merger or other business combination with, a third party. As a result of such discussions, on March 20, 1997, the TCW Related Entities decided to pursue, in cooperation with PIC, the replacement of a portion of the Board of Trustees of the Issuer, at the annual meeting of the shareholders.

      On March 20, 1997, the TCW Related Entities and PIC delivered a letter to the counsel of the Issuer indicating that they (i) intended to nominate a slate of trustees at the annual meeting of shareholders of the Issuer on May 30, 1997 consisting of Mr. Richard Masson, Mr. Bruce A. Karsh, Mr. Carson R. McKissick and Mr. Matthew L. Witte; (ii) had no intention and did not authorize the Issuer to solicit proxies in connection with their slate of nominees; and (iii) advised the Issuer to avoid the expense and delay of an election by having the current trustees resign and appoint the slate of trustees proposed by the TCW Related Entities and PIC appointed in the place of the current trustees. The trustees of the Issuer did not resign and the board of trustees of the Issuer recommended, in proxy materials submitted to the shareholders of the Issuer with respect to the annual meeting, that the shareholders of the Issuer elect a slate of trustees proposed by the Issuer rather than the slate proposed by the TCW Related Entities and PIC. At the annual meeting of shareholders on May 30, 1997, each of the TCW Related Entities and PIC voted all of their shares of common stock of the Issuer to elect Messrs. Masson, Karsh, McKissick and Witte and each of such individuals was elected as a trustee of the Issuer.

      In addition, the TCW Related Entities, PIC and the other holders of shares of the Issuer's Preferred Shares (the "Preferred Shares"), which Preferred Shares are convertible into common shares of the Issuer in accordance with Section 5.2 of the Issuer's Restated Declaration of Trust, are entitled to designate one Trustee. On January 24, 1997, the TCW Related Entities and PIC exercised their rights to designate such a Trustee by designating Roger Snell as such Trustee. At the annual meeting of the shareholders on May 30, 1997, Mr. Snell was elected as a Trustee of the Issuer by the holders of a majority of the outstanding shares of Preferred Stock of the Issuer. Following the annual meeting of shareholders, the newly-elected board of trustees of the Issuer appointed Mr. Snell as the Registrants' new Chairman, Chief Executive Officer and President. The Preferred Shares are not convertible as of the date hereof or within 60 days hereof.

     The TCW Related Entities and PIC have entered into a letter agreement whereby (i) PIC intends to nominate a trustee to be elected to the board of trustees of the Issuer, and (ii) the TCW Related Entities have agreed to vote their Common Shares in favor of a trustee nominated by PIC. Although not a party to the letter agreement, the Oaktree Entities have indicated that they intend to vote their Common Shares in favor of the trustee nominated by PIC.

      The TCW Related Entities, the Oaktree Entities, and PIC intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, each of the TCW Related Entities, the Oaktree Entities, and PIC may, from time to time, retain or sell all or a portion of their respective holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the TCW Related Entities, the Oaktree Entities, or PIC might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

     Each of the TCW Related Entities, the Oaktree Entities, and PIC plan to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the TCW Related Entities, the Oaktree Entities, and/or PIC to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Company one or more restructuring options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date of this Schedule 13D, Fund IV beneficially owns 317,396 shares of the Issuer's Common Shares which is approximately 6.5% of the Issuer's outstanding Common Shares; the Plus Fund beneficially owns 339,286 shares of the Issuer's Common Shares which is approximately 6.9% of the Issuer's outstanding Common Shares; Special Credits, as the general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Account may be deemed to beneficially own 755,184 of the Issuer's Common Shares which is approximately 15.5% of the Issuer's outstanding Common Shares.

      As of the date of this Schedule 13D, Trust IV beneficially owns 273,617 shares of the Issuer's Common Shares which is approximately 5.6% of the Issuer's outstanding Common Shares. Trust IVA beneficially owns 65,688 shares of the Issuer's Common Shares which is approximately 1.3% of the Issuer's outstanding Common Shares; TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 339,285 shares of the Issuer's Common Shares which is approximately 7.0% of the Issuer's outstanding Common Shares.

      TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the Issuer's Common Shares held by the Special Credits Limited Partnerships and the Special Credits Account, all of which constitutes 755,184 shares or approximately 15.5% of the Issuer's outstanding Common Shares.

      TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Account, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the outstanding shares of the Issuer's Common Shares). TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the shares of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

      Mr. Day may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the Issuer's outstanding Common Shares). Mr. Day disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

     The Real Estate Fund A beneficially owns 258,786 shares of the Issuer's Common Shares which is approximately 5.3% of the Issuer's outstanding Common Shares. The Real Estate Fund B beneficially owns 446,994 shares of the Issuer's Common Shares which is approximately 9.2% of the Issuer's outstanding Common Shares. The Oaktree Account beneficially owns 78,420 shares of the Issuer's Common Shares which is approximately 1.2% of the Issuer's Common Shares.

     Oaktree, as general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of 78,420 shares held by the Oaktree Account, may be deemed to beneficially own the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account, all of which constitutes 784,200 shares or approximately 16.1% of the Issuer's outstanding Common Shares.

      PIC may be deemed to beneficially own 682,539 of the Issuer's Common Shares, which is approximately 14.0% of the Issuer's outstanding Common Shares.

      (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits
Limited Partnerships.   In addition, Special Credits, as the investment
manager of the Special Credits Account, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account, including the power to vote and dispose of the Issuer's Common Shares held in the name of the Special Credits Account. Therefore, Special Credits has the sole power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose the Issuer's Common Shares held by Special Credits referenced above. Therefore, TAMCO has the sole power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TCW, as the trustee of the Special Credits Trust, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Trusts. Therefore, TCW has the sole power to vote and dispose of 339,285 of the Issuer's Common Shares.

      TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Shares that the other TCW Related Entities have the sole power to vote and dispose, all of which constitutes 1,094,469 shares of the Issuer's Common Shares.

     Oaktree, as the sole general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account, pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account. Therefore, Oaktree has the sole power to vote and dispose of 784,200 of the Issuer's Common Shares.

      PIC has the sole power to vote and dispose, or direct the disposition, of 682,539 of the Issuer's Common Shares.

      (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

      None of the Oaktree Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

      Neither PIC nor, to the best of its knowledge, any of its officers or directors has effected transactions involving the Issuer's Common Shares during the last 60 days.

      (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities for which each of TCWG and any of the other TCW Related Entities has sole voting power. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Shares. Neither Mr. Day nor TCWG nor any of the TCW Entities has a pecuniary interest in any of the Issuer's Common Shares reported herein.

      Oaktree has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities for which any of the Oaktree Entities has sole voting power.

      (e) Not applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

      The TCW Entities and PIC have entered into an agreement pursuant to which the TCW Entities have agreed that at such time as PIC identifies an individual to serve as a trustee on the board of trustees of the Issuer, the TCW Entities shall (i) use commercially reasonable efforts to cause a trustee of the Issuer nominated the TCW Entities to resign and (ii) vote all of the shares of common stock held by the TCW Entities, or cause the board of trustees of the Issuer to take all necessary action, to elect the individual identified by PIC to the board of trustees of the Issuer.

      Although not a party to the letter agreement, the Oaktree Entities have indicated that they intend to vote their Common Shares in favor of the trustee nominated by PIC.

      Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account.

      TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts.

      Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

      PIC directly holds approximately 207,983 of the Common Shares in a separate account. An additional approximately 473,930 Common Shares are held by Gateway Recovery Trust, a Delaware Business Trust ("Gateway"). PIC is the asset manager and principal beneficiary of Gateway and, in its capacity as asset manager, has the sole power to direct the voting and disposition of the Common Shares held by Gateway. PIC, as asset manager of Gateway, receives a fee for managing the assets of Gateway. PIC also receives a fee with respect to the Common Shares held in the separate account. An additional 626 Common Shares are held by Prudential Securities, Inc., a Delaware corporation.

      The filing of this statement should not be construed as an admission that PIC is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares held by any entity other than PIC or shares held by PIC in a separate account.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit I: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit II: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit III: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit IV: Letter Agreement between TCW Entities and PIC, dated as of May 30, 1997.

                               SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 1st of October, 1997.

THE TCW GROUP, INC.


___/s/___Mohan V. Phansalkar____
Mohan V. Phansalkar, Authorized Signatory


TRUST COMPANY OF THE WEST


___/s/____Kenneth Liang_________
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits
Fund IV


TCW SPECIAL CREDITS PLUS FUND


__/s/_____Kenneth Liang__________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Plus
Fund




TCW SPECIAL CREDITS TRUST IV



__/s/_____Kenneth Liang___________
Kenneth Liang, Authorized Signatory
of Trust Company of the West,
the trustee of TCW Special
Credits Trust IV

TCW SPECIAL CREDITS TRUST IVA



__/s/_____Kenneth Liang___________
Kenneth Liang, Authorized
Signatory of Trust Company
of the West, the trustee
of TCW Special Credits
Trust IVA


ROBERT A. DAY


By:__/s/____Mohan V. Phansalkar_____
   Mohan V. Phansalkar
   Under Power of Attorney dated
   January 30, 1996, on file with
   Schedule 13G Amendment No. 1 for
   Matrix Service Co. dated January 30, 1996


OAKTREE CAPITAL MANAGEMENT, LLC

By:__/s/____Kenneth Liang_____
   Kenneth Liang
   Managing Director and General Counsel


OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

By:__/s/____Kenneth Liang_____
   Kenneth Liang
   Managing Director of Oaktree Capital Management, LLC,
   the General Partner of OCM Real Estate
   Opportunities Fund A, L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

By:__/s/____KENNETH LIANG_____
   Kenneth Liang
   Managing Director of Oaktree Capital Management, LLC,
   the General Partner of OCM Real Estate
   Opportunities Fund B, L.P.


THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:__/s/__PAUL MEIRING____
   Paul Meiring
   Vice President

                                   SCHEDULE I
             DIRECTOR OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

DIRECTORS
---------

Each director is a citizen of the United States of America unless otherwise specified below:

                          Principal Occupation
Name                      Title                     Address
--------------------------------------------------------------------------------
Franklin E. Agnew         Business Consultant       One Mellon Bank Center
                                                    Suite 2120
                                                    Pittsburgh, PA 15219

Frederic E. Becker        President                 Wilentz Goldman & Spitzer
                                                    90 Woodbridge Center Drive
                                                    Suite 900
                                                    Woodbridge, NJ 07095

James G. Cullen           Vice Chairman             Bell Atlantic Corp.
                                                    1310 North Court House Road,
                                                      11th Floor
                                                    Arlington, VA 22201

Carolyne K. Davis         Health Care Advisor       Ernst & Young
                                                    1225 Connecticut Avenue, NW
                                                    Washington, DC 20036

Roger A. Enrico           Chief Executive Officer   PepsiCo
                                                    14841 North Dallas Parkway
                                                    Dallas, TX 75240

Allan D. Gilmour          Former Vice Chairman,     The Prudential Insurance
                          Ford Motor Company          Company of America
                                                    751 Broad Street
                                                    Newark, NJ 07102-3777

William H. Gray III       President and CEO         United Negro College Fund,
                                                      Inc.
                                                    8260 Willow Oaks Corp. Drive
                                                    P.O. Box 10444
                                                    Fairfax, VA 22031-4511

Jon F. Hanson             Chairman                  Hampshire Management Company
                                                    235 Moore Street,
                                                    Suite 200
                                                    Hackensack, NJ 07601

Glen H. Hiner             Chairman and CEO          Owens-Corning Corporation
                                                    One Owens Corning Parkway
                                                    Toledo, OH 45659

Constance J. Horner       Guest Scholar             The Brookings Institution
                                                    1775 Massachusetts
                                                      Avenue, NW
                                                    Washington, DC 20036-2188

Gaynor N. Kelley          Retired Chairman          Perkins Elmer Corporation
                           and CEO                  751 Broad Street, 23rd Floor
                                                    Newark, NJ 07102

Burton G. Malkiel         Professor                 Princeton University
                                                      Dept. of Economics
                                                    110 Fisher Hall
                                                    Prospect Avenue
                                                    Princeton, NJ 08544-1021

Arthur F. Ryan            Chairman, CEO             The Prudential Insurance
                          and President               Company of America
                                                    751 Broad Street
                                                    Newark, NJ 07102

Ida F.S. Schmertz         Principal                 Investment Strategies
                                                       International
                                                    751 Broad Sreet, 23rd Floor
                                                    Newark, NJ 07102

Charles R. Sitter         Former President          Exxon Corporation
                                                    225 East John W.
                                                    Carpenter Freeway
                                                    Irving, TX 75602

Donald L. Staheli         Chairman and CEO          Continental Grain Company
                                                    277 Park Avenue
                                                    New York, NY 10172

Richard M. Thomson        Chairman and CEO          The Toronto-Dominion Bank
(Canadian Citizen)                                  P.O. Box 1
                                                    Toronto-Dominion Centre
                                                    Toronto, Ontario
                                                    Canada M5K 1A2

James A. Unruh            Chairman and CEO          Unisys Corporation
                                                    Township Line and Union
                                                      Meeting Roads
                                                    P.O. Box 500
                                                    Blue Bell, PA 19424-0001

P. Roy Vagelos, M.D.      Former Chairman and CEO   Merck & Co., Inc.
                                                    One Crossroads Drive
                                                    Building A, 3rd Floor
                                                    Bedminster, NJ 07921

Stanley C. Van Ness,      Counselor at Law          Picco Herbert Kennedy
Esq.                                                One State Street Square
                                                    Suite 1000
                                                    Trenton, NJ 08607-1388

Paul A. Volcker           Chairman and CEO          Wolfensohn & Co., Inc.
                                                    599 Lexington Avenue
                                                    New York, NY 10022

Joseph H. Williams        Director                  The Williams Companies, Inc.
                                                    One Williams Center
                                                    Tulsa, OK 74172

                              SCHEDULE II
                          BOARD OF DIRECTORS
                                  OF
                            TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc.

Each director is a citizen of the United States of America unless otherwise specified below:

Howard P. Allen                       Harold R. Frank
Former Chairman & CEO                 Chairman of the Board
Southern California Edison            Applied Magnetics
Corporation                           75 Robin Hill Rd.
2244 Walnut Grove Blvd.               Goleta, CA 93017
Rosemead, CA 91770

John M. Bryan                         Carla A. Hills
Partner                               1200 19th Street, N.W.
Bryan & Edwards                       5th Floor
600 Montgomery Street, 35th Floor     Washington, D.C.  20036
San Francisco, CA 94111
                                      Dr. Henry A. Kissinger
Robert A. Day                         Chairman
Chairman of the Board                 Kissinger Associates, Inc.
Chairman and Chief Executive Officer  350 Park Avenue, 26th Floor
Trust Company of the West             New York, NY 10022
200 Park Avenue, Suite 2200
New York, New York 10166              Thomas E. Larkin, Jr.
                                      President
                                      Trust Company of the West
                                      865 S. Figueroa St. Suite 1800
                                      Los Angeles, CA 90017

Damon P. de Lazlo, Esq.               Kenneth L. Lay
Managing Director of Harwin           Chairman and Chief Executive
Engineers S.A., Chairman &            Officer
D.P. Advisors Holdings Limited        Enron Corp.
Byron's Chambers                      1400 Smith Street
A2 Albany, Piccadilly                 Houston, TX 77002-7369
London W1V 9RD - England
(Citizen of United Kingdom)           Michael T. Masin, Esq.
                                      Vice Chairman
William C. Edwards                    GTE Corporation
Partner                               One Stamford Forum
Bryan & Edwards                       Stamford, CT 06904
300 Sand Hill Road, Suite 190
Menlo Park, CA 94025                  Edfred L. Shannon, Jr.
                                      Investor/Rancher
Ernest O. Ellison                     1000 S. Fremont Ave.
Vice Chairman                         Alhambra, CA 91802
Trust Company of the West
865 S. Figueroa Street, Suite 1800    Robert G. Sims
Los Angeles, CA 90017                 Private Investor
                                      11828 Rancho Bernardo
                                      Box 1236
                                      San Diego, CA 92128

                                      Marc I. Stern
                                      President
                                      The TCW Group, Inc.
                                      865 S. Figueroa St., Ste. 1800
                                      Los Angeles, CA 90017

                                                                     Exhibit I

                            JOINT FILING AGREEMENT


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 1, 1997


                           The TCW Group, Inc.


                           By: __/s/ Mohan V. Phansalkar__
                                Mohan V. Phansalkar
                                Authorized Signatory

                           Robert Day

                           By:  __/s/ Mohan V. Phansalkar__
                                Under Power of Attorney dated
                                January 30, 1996 on file with
                                Schedule 13G for Matrix Service
                                Co. dated January 30, 1996

                                                  Exhibit II

                            JOINT FILING AGREEMENT


      The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 2, 1997


                           THE PRUDENTIAL INSURANCE
                           COMPANY OF AMERICA

                           By: __/s/ Paul Meiring__
                                Paul Meiring
                                Vice President

                                                                   EXHIBIT III

                        JOINT FILING AGREEMENT

     The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of the 1st of October, 1997

OAKTREE CAPITAL MANAGEMENT, LLC


------------------------------------
Kenneth Liang
Managing Director and General Counsel


OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.


------------------------------------
Kenneth Liang
Managing Director and General Counsel of Oaktree Capital
Management, LLC, the General Partner of OCM Real Estate Opportunities Fund [A][B], L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.


------------------------------------
Kenneth Liang
Managing Director and General Counsel of Oaktree Capital
Management, LLC, the General Partner of OCM Real Estate Opportunities Fund [A][B], L.P.

                                                                    EXHIBIT IV

                              [LETTERHEAD]


                                                                  May 30, 1997

TCW Special Credits Fund IV
TCW Special Credits Plus Fund
TCW Special Credits Trust IV
TCW Special Credits Trust IVA
c/o The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017

     Re:  THE PEREGRINE REAL ESTATE TRUST
          -------------------------------

Ladies and Gentlemen:

    In connection with our decision to cooperate with TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IV and TCW Special Credits Trust IVA (the "TCW Entities") to pursue the replacement of a portion of the Board of Trustees of The Peregrine Real Estate Trust, a California real estate investment trust (the "Trust"), the TCW Entities have indicated to The Prudential Insurance Company of America ("PIC") their willingness to vote shares of the Trust held by the TCW Entities to elect a member of the Board of Trustees that is designated by PIC. As you know, PIC has not yet identified an individual to serve as PIC's nominee to the Board of Trustees. Your signature in the space provided below will constitute your agreement to use all commercially reasonable efforts to cause a member of the Board of Trustees of the Trust that has been designated by the TCW Entities to resign and to vote shares of the Trust held by you, or cause the Board of Trustees to take all necessary action to, elect an individual nominated by PIC to the Board of Trustees of the Trust promptly following receipt by the TCW Entities of written notice form PIC that PIC has selected its representative to the Board of Trustees. This Agreement shall be effective as to one exercise of such notice so long as such exercise occurs within the next three years; provided, however, that if following election of the PIC representative such representative shall resign from or otherwise cease to serve on the Trust's Board of Trustees prior to the next meeting of the common shareholders of the Trust at which Trustees are elected, you shall you use all commercially reasonable efforts to cause the Board of Trustees to take all necessary action to elect as the successor Trustee an individual nominated by PIC.

                                            Very truly yours,

                                            THE PRUDENTIAL INSURANCE
                                                COMPANY OF AMERICA


                                            By:  /s/ RICHARD T. GREENWOOD
                                                -------------------------
                                                 Richard T. Greenwood
                                            Its:    Vice President

May 30, 1997
Page 2


Acknowledge and Agreed
this 30th day of May, 1997.

TCW SPECIAL CREDITS FUND IV

By:  TCW SPECIAL CREDITS
Its: General Partner

By:  TCW ASSET MANAGEMENT CO.
Its: Managing Partner

By:  /s/ Bruce Karsh
     ------------------------
     Authorized Signature

By:  /s/ Richard Masson
     ------------------------
     Authorized Signature


TCW SPECIAL CREDITS PLUS FUND

By:  TCW SPECIAL CREDITS
Its: General Partner

By:  TCW ASSET MANAGEMENT CO.
Its: Managing Partner

By:  /s/ Bruce Karsh
     ------------------------
     Authorized Signature

By:  /s/ Richard Masson
     ------------------------
     Authorized Signature


TCW SPECIAL CREDITS TRUST IV

By:  TRUST COMPANY OF THE WEST
Its: Trustee

By:  TCW ASSET MANAGEMENT CO.
Its: Investment Manager

By:  /s/ Bruce Karsh
     --------------------------
     Authorized Signature

By:  /s/ Richard Masson
     --------------------------
     Authorized Signature


TCW SPECIAL CREDITS TRUST IVA

By:  TRUST COMPANY OF THE WEST
Its: Trustee

By:  TCW ASSET MANAGEMENT CO.
Its: Investment Manager

By:  /s/ Bruce Karsh
     --------------------------
     Authorized Signature

By:  /s/ Richard Masson
     --------------------------
     Authorized Signature